Exhibit 4


                  PERDIGAO IS ONE OF BRAZIL'S LARGEST EMPLOYERS

              In 2004, the Company expects to repeat the excellent
                results achieved this year in the export segment


     Perdigao closes 2003 as one of the largest employers in Brazil. The Company, which employs more than 27,900 people, generated 4,000 new positions only this year.

     The year 2003 was also marked by conclusion of the implementation of the Rio Verde Agroindustrial Complex in state of Goias, the Company's largest industrial project, which required R$ 410 million in investments over the past few years. Thus, Perdigao completes a 10-year cycle of continuous growth (average of 13% per year from 1994 to 2003), which began in 1994 when a group of pension funds assumed shareholder control of the Company and profissionalized its management.

     The Company estimates that this year's gross sales will exceed R$ 4.3 billion, which is 30% higher than in 2002. The year should close with 7% growth in total volumes sold.

     Perdigao is forecasting a growth of about 4,5% in domestic market consumption in 2004, which will be influenced by renewed investments in production activities and a consequent improvement in income increased consumption. Growth of around 8% is expected in volumes to be sold in 2004 by the Company.

     In order to develop this scenario, the Company's assumptions included falling interest rates, inflationary control, a slight increase in the value of the dollar against the real, GDP growth of 3%, and annual inflation of 7.5%
(IGPM).

     Exports were high throughout 2003, even with the restrictions on salted chicken breast in Europe. This year Perdigao's sales to the export market should exceed R$ 1.8 billion, which represents 47% of the Company's net sales.

     All indicators point towards a 10% increase in volumes to be exported in 2004. This number is likely to be guaranteed by the growth of sales in Asia and the opening of new markets. Import quotas on chicken and pork by Russia should not impact the Company's performance. Perdigao will redirect excess chicken to other markets. The pork may be partially reallocated to the domestic market, and production levels may be adjusted.

     Production costs at the beginning of next year will continue to be pressured by soybean, which suffered a significant price increase in recent months due to a decrease of American crop. In spite of a forecasted 10% reduction in corn planted area, the corn inventory is enough to guarantee supply, making the import of large volumes of corn unnecessary.

     Next year new product launches will depend on market demand. The objective will be to anticipate sector tendencies, focusing on the needs of the consumers, who seek variety in their daily menu, both in meat, ready-to-eat dishes and frozen prepared pastas.

     The Company's product mix today exceeds 400 items in the domestic market. Year after year, Perdigao expands its market share in the various segments in which it has a presence. According to data from the AC Nielsen Institute, year to date Perdigao's share in the specialty meats was 24.6%, 34.5% in the frozen meats, and participation in the ready-to-eat frozen pastas rose to 34.4%